Exhibit 12

Murphy USA Inc. and Consolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges (unaudited)
(Thousands of dollars)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$218,289	$339,347	$254,194	$229,940	$310,409
Distributions greater than equity in earnings of affiliates	—	—	—	—	—
Previously capitalized interest charged to earnings during the period	—	—	—	—	—
Interest and expense on indebtedness, excluding capitalized interest	33,531	36,646	14,608	505	548
Interest portion of rentals *	7,473	2,842	2,380	2,610	3,015
Earnings before provision for taxes and fixed charges	$259,293	$378,835	$271,182	$233,055	$313,972

Interest and expense on indebtedness, excluding capitalized interest	$33,531	$36,646	$14,608	$505	$548
Capitalized interest	—	—	—	—	—
Interest portion of rentals *	7,473	2,842	2,380	2,610	3,015
Total fixed charges	$41,004	$39,488	$16,988	$3,115	$3,563

Ratio of earnings to fixed charges	6.3	9.6	16.0	74.8	88.1

* Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.